EXHIBIT 10.30

SUMMARY OF CASH INCENTIVE PLAN
OF FUELCELL ENERGY, INC.

The following is a description of the cash incentive plan (the “Incentive Plan”) of FuelCell Energy, Inc. (the “Company”) provided pursuant to Item 601(b)(10)(iii) of Regulation S-K promulgated by the Securities and Exchange Commission, which requires a written description of a compensatory plan when no formal plan document exists.

The Incentive Plan is intended to retain key executives and employees and to motivate such executives and employees to accomplish certain Company goals and objectives.  All of the executive officers of the Company (including the named executive officers that continued to be employed by the Company as of July 22, 2019), as well as certain other key employees previously identified by management, are eligible to participate in the Incentive Plan.

Under the Incentive Plan, cash bonuses in an aggregate amount of $495,000 may be awarded to eligible participants, with the first bonus payment, which accounts for 33% of each participant’s bonus amount, being made on July 22, 2019 and the following three bonus payments, each of which accounts for approximately 22% of each participant’s bonus amount, being made only upon the achievement of certain milestones – specifically, (i) the receipt of certain customer payments, (ii) the closing of a refinancing of the Company’s senior secured credit facility, and (iii) the submission of an updated three year business plan to the Board of Directors of the Company demonstrating additional top line revenue and cost savings not in the then-current financing models.

In connection with the Incentive Plan, the Company entered into a letter agreement, on or about July 16, 2019, with each of the Incentive Plan participants, describing the bonus payments that may be received by such participants.  The form of such letter agreement has been filed as an exhibit to the Company’s Form 10-Q for the fiscal quarter ended July 31, 2019.